Exhibit 12

Statement of Computation of Ratio of Earnings to Fixed Charges

	Three Months Ended March 31,
	2017	2016
	(000’s)	(000’s)
Earnings:
Loss from continuing operations attributable to MDC Partners Inc.	$(10,566)	$(23,293)
Additions:
Income tax expense (benefit)	3,969	(1,972)
Net income attributable to the noncontrolling interests	883	859
Fixed charges, as shown below	21,737	52,767
Distributions received from equity-method investments	—	—
	26,589	51,654
Subtractions:
Equity in earnings (losses) of non-consolidated affiliates	(139)	229

Earnings as adjusted	$16,162	$28,132
Fixed charges:
Interest on indebtedness, expensed or capitalized	16,026	41,852
Amortization of debt discount and expense and premium on indebtedness, expensed or capitalized	742	7,021
Interest within rent expense	4,969	3,894
Total fixed charges	$21,737	$52,767
Ratio of earnings to fixed charges	N/A	N/A
Fixed charge deficiency	$5,575	$24,635